UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2010, including notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 10, 2010 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 9, 2010, a copy of which was furnished under cover of Form 6-K on November 9, 2010.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 10, 2010

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥985,563
Short-term investments	382,227	397,057
Notes and accounts receivable, trade	1,948,467	1,743,184
Allowance for doubtful accounts	(41,092)	(40,186)
Inventories (Note 2)	278,869	344,644
Prepaid expenses and other current assets	508,373	589,965
Deferred income taxes	257,793	241,252

Total current assets	4,245,699	4,261,479

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,761,339
Telecommunications service lines	14,285,962	14,399,988
Buildings and structures	5,789,511	5,798,844
Machinery, vessels and tools	1,790,366	1,808,264
Land	1,122,797	1,128,623
Construction in progress	269,149	298,447

	37,965,838	38,195,505
Accumulated depreciation	(27,908,292)	(28,286,586)

Net property, plant and equipment	10,057,546	9,908,919

Investments and other assets:
Investments in affiliated companies	634,950	602,135
Marketable securities and other investments	301,270	280,859
Goodwill	499,830	503,303
Other intangibles	1,453,941	1,447,836
Other assets	916,884	880,945
Deferred income taxes	828,935	857,972

Total investments and other assets	4,635,810	4,573,050

Total assets	¥18,939,055	¥18,743,448

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	September 30, 2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥172,185
Current portion of long-term debt	781,323	886,446
Accounts payable, trade	1,301,944	1,000,385
Accrued payroll	442,295	385,664
Accrued interest	11,309	10,150
Accrued taxes on income	258,178	250,825
Accrued consumption tax	33,433	36,830
Advances received	152,619	181,056
Deposit received	85,377	80,444
Other	211,235	204,450

Total current liabilities	3,588,310	3,208,435

Long-term liabilities:
Long-term debt	3,376,669	3,260,232
Obligations under capital leases	41,032	31,011
Liabilities for employees’ retirement benefits	1,447,781	1,464,409
Other	714,384	744,412

Total long-term liabilities	5,579,866	5,500,064

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3)
Authorized – 6,192,920,900 shares
Issued – 1,574,120,900 shares at March 31 and September 30, 2010	937,950	937,950
Additional paid-in capital	2,838,927	2,833,800
Retained earnings (Note 3)	5,406,726	5,642,570
Accumulated other comprehensive income (loss)	(189,606)	(219,440)
Treasury stock, at cost (Note 3) – 250,923,665 shares at March 31 and 250,940,905 shares at September 30, 2010	(1,205,844)	(1,205,870)

Total NTT shareholders’ equity	7,788,153	7,989,010

Noncontrolling interests	1,982,726	2,045,939

Total equity	9,770,879	10,034,949

Contingent liabilities (Note 8)

Total liabilities and equity	¥18,939,055	¥18,743,448

	Millions of yen
	March 31, 2010	September 30, 2010

Per share of common stock:

NTT shareholders’ equity	¥5,885.86	¥6,037.73

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010
Operating revenues:
Fixed voice related services	¥1,194,434	¥1,101,687
Mobile voice related services	1,084,606	1,041,620
IP/packet communications services	1,535,954	1,647,520
Sale of telecommunications equipment	295,696	281,969
System integration	567,062	572,504
Other	320,356	353,767

	4,998,108	4,999,067

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	1,177,744	1,179,979
Cost of equipment sold (exclusive of items shown separately below)	387,317	366,931
Cost of system integration (exclusive of items shown separately below)	361,388	366,745
Depreciation and amortization	996,992	964,376
Impairment loss	500	344
Selling, general and administrative expenses	1,427,397	1,393,734

	4,351,338	4,272,109

Operating income (loss)	646,770	726,958

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,811)	(26,956)
Interest income	12,290	10,879
Other, net	13,341	(586)

	(3,180)	(16,663)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	643,590	710,295

Income tax expense (benefit):
Current	291,010	274,215
Deferred	(31,245)	6,526

	259,765	280,741

Income (loss) before equity in earnings (losses) of affiliated companies	383,825	429,554
Equity in earnings (losses) of affiliated companies	4,718	853

Net income (loss)	388,543	430,407

Less – Net income attributable to noncontrolling interests	(106,299)	(115,171)

Net income (loss) attributable to NTT	¥282,244	¥315,236

Summary of total comprehensive income (loss):
Net income (loss)	¥388,543	¥430,407
Other comprehensive income (loss) (Note 3)	43,506	(40,896)
Comprehensive income (loss)	432,049	389,511
Less – Comprehensive income attributable to noncontrolling interests	(116,231)	(104,109)

Comprehensive income (loss) attributable to NTT	¥315,818	¥285,402

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,282,575	1,323,188,617
Net income (loss) attributable to NTT	¥213.29	¥238.24

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010
Operating revenues:
Fixed voice related services	¥595,260	¥547,345
Mobile voice related services	544,590	523,815
IP/packet communications services	774,685	831,827
Sale of telecommunications equipment	131,886	115,829
System integration	283,297	297,673
Other	165,501	183,665

	2,495,219	2,500,154

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	594,893	600,968
Cost of equipment sold (exclusive of items shown separately below)	173,765	160,394
Cost of system integration (exclusive of items shown separately below)	179,238	196,147
Depreciation and amortization	500,386	482,224
Impairment loss	196	98
Selling, general and administrative expenses	725,742	673,019

	2,174,220	2,112,850

Operating income (loss)	320,999	387,304

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(14,006)	(13,299)
Interest income	5,952	5,243
Other, net	4,729	(10,566)

	(3,325)	(18,622)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	317,674	368,682

Income tax expense (benefit):
Current	166,456	146,708
Deferred	(39,005)	438

	127,451	147,146

Income (loss) before equity in earnings (losses) of affiliated companies	190,223	221,536
Equity in earnings (losses) of affiliated companies	2,014	153

Net income (loss)	192,237	221,689

Less – Net income attributable to noncontrolling interests	(49,550)	(62,391)

Net income (loss) attributable to NTT	¥142,687	¥159,298

Summary of total comprehensive income (loss):
Net income (loss)	¥192,237	¥221,689
Other comprehensive income (loss) (Note 3)	11,018	(32,604)
Comprehensive income (loss)	203,255	189,085
Less – Comprehensive income attributable to noncontrolling interests	(52,811)	(52,474)

Comprehensive income (loss) attributable to NTT	¥150,444	¥136,611

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,283,730	1,323,181,855
Net income (loss) attributable to NTT	¥107.83	¥120.39

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010

Cash flows from operating activities:
Net income (loss)	¥388,543	¥430,407
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	996,992	964,376
Impairment loss	500	344
Deferred taxes	(31,245)	6,526
Loss on disposal of property, plant and equipment	44,796	33,167
Equity in (earnings) losses of affiliated companies	(4,718)	(853)
(Increase) decrease in notes and accounts receivable, trade	238,387	240,387
(Increase) decrease in inventories (Note 2)	(59,507)	(64,695)
(Increase) decrease in other current assets	(57,279)	(82,186)
Increase (decrease) in accounts payable, trade and accrued payroll	(329,069)	(248,127)
Increase (decrease) in accrued consumption tax	5,831	3,422
Increase (decrease) in accrued interest	(689)	(1,157)
Increase (decrease) in advances received	20,464	28,524
Increase (decrease) in accrued taxes on income	(32,246)	(7,284)
Increase (decrease) in other current liabilities	(113)	(8,916)
Increase (decrease) in liability for employees’ retirement benefits	40,933	20,655
Increase (decrease) in other long-term liabilities	35,266	30,578
Other	(14,370)	11,341

Net cash provided by (used in) operating activities	1,242,476	1,356,509

Cash flows from investing activities:
Payments for property, plant and equipment	(727,184)	(746,588)
Proceeds from sale of property, plant and equipment	16,036	7,963
Payments for purchase of non-current investments	(52,245)	(37,990)
Proceeds from sale and redemption of non-current investments	16,148	12,035
Payments for purchase of short-term investments	(39,486)	(384,818)
Proceeds from redemption of short-term investments	16,128	370,794
Acquisition of intangibles and other assets	(298,134)	(211,426)

Net cash provided by (used in) investing activities	¥(1,068,737)	¥(990,030)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2009	2010
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥368,174	¥181,278
Payments for settlement of long-term debt	(344,493)	(186,083)
Proceeds from issuance of short-term debt	2,167,618	1,519,921
Payments for settlement of short-term debt	(2,303,342)	(1,658,408)
Dividends paid (Note 3)	(72,780)	(79,392)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	23	(63)
Acquisition of treasury stocks by subsidiary	—	(6,380)
Other	(90,863)	(60,838)

Net cash provided by (used in) financing activities	(275,663)	(289,965)

Effect of exchange rate changes on cash and cash equivalents	1,581	(2,013)

Net increase (decrease) in cash and cash equivalents	(100,343)	74,501
Cash and cash equivalents at beginning of period	1,052,777	911,062

Cash and cash equivalents at end of period	¥952,434	¥985,563

Cash paid during the period for:
Interest	¥29,490	¥28,115
Income taxes, net	¥288,524	¥281,626

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2010, and the consolidated statements of income for the three and six months ended September 30, 2009 and 2010 and cash flows for the six months ended September 30, 2009 and 2010 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change of the approach to determining a VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIEs. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

(2) Recent Pronouncements Not Yet Adopted

In October 2009, FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

In October 2009, FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

In July 2010, FASB issued ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU requires enhanced disclosures regarding the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this ASU will not have an impact on the results of operations and financial position of NTT Group. NTT Group is currently considering the additional disclosures in accordance with this ASU.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2009 and 2010, there is no difference between basic EPS and diluted EPS.

2. Inventories:

Inventories at March 31 and September 30, 2010 comprised the following:

	Millions of yen
	March 31, 2010	September 30, 2010
Telecommunications equipment to be sold and materials	¥151,075	¥182,443
Projects in progress	86,325	121,641
Supplies	41,469	40,560

Total	¥278,869	¥344,644

3. Equity:

Outstanding shares and Treasury stock–

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2010 and for the six months ended September 30, 2010, were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)

Balance at March 31, 2010	1,574,120,900	250,923,665

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	51,249
Resale of treasury stock to holders of less-than-one-unit shares	—	(34,009)

Balance at September 30, 2010	1,574,120,900	250,940,905

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during this calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock on November 15, 2010.

The shareholders’ meeting on June 24, 2010, did not resolve that NTT may acquire its common stock.

Dividend –

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 9, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥79,391 million
Cash dividends per share	¥60
Date of record	September 30, 2010
Date of payment	December 13, 2010

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2009 and 2010, were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(72,780)	—	(72,780)
Dividends paid to noncontrolling interests	—	(39,831)	(39,831)
Acquisition of treasury stocks	(58)	—	(58)
Resale of treasury stocks	81	—	81
Other equity transactions	—	8,082	8,082
Net income (loss)	282,244	106,299	388,543
Other comprehensive income (loss)	33,574	9,932	43,506
Unrealized gain (loss) on securities	12,069	4,802	16,871
Unrealized gain (loss) on derivative instruments	(2,141)	4	(2,137)
Foreign currency translation adjustments	15,318	4,303	19,621
Pension liability adjustments	8,328	823	9,151
Balance at September 30, 2009	¥7,541,171	¥1,932,002	¥9,473,173

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(79,392)	—	(79,392)
Dividends paid to noncontrolling interests	—	(43,332)	(43,332)
Acquisition of treasury stocks	(190)	—	(190)
Resale of treasury stocks	127	—	127
Other equity transactions	(5,090)	2,436	(2,654)
Net income (loss)	315,236	115,171	430,407
Other comprehensive income (loss)	(29,834)	(11,062)	(40,896)
Unrealized gain (loss) on securities	(7,283)	(3,225)	(10,508)
Unrealized gain (loss) on derivative instruments	(2,573)	(32)	(2,605)
Foreign currency translation adjustments	(19,466)	(7,946)	(27,412)
Pension liability adjustments	(512)	141	(371)
Balance at September 30, 2010	¥7,989,010	¥2,045,939	¥10,034,949

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value of assets and liabilities are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2010 are as follows:

	Millions of yen
	March 31, 2010
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥87,411	¥87,282	¥129	¥—
Foreign equity securities	109,858	109,858	—	—
Domestic debt securities	15,187	1,010	13,110	1,067
Foreign debt securities	2,846	102	2,744	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	3,342	—	3,342	—
Currency swap agreements	946	—	946	—

Liabilities
Derivatives:
Forward exchange contracts	196	—	196	—
Interest rate swap agreements	2,178	—	2,178	—
Currency swap agreements	4,385	—	4,385	—
Currency option agreements	¥1,552	¥—	¥1,552	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

	Millions of yen
	September 30, 2010
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥71,730	¥71,609	¥121	¥—
Foreign equity securities	104,542	104,542	—	—
Domestic debt securities	18,173	1,022	14,664	2,487
Foreign debt securities	3,224	8	3,216	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	2,368	—	2,368	—
Currency swap agreements	93	—	93	—

Liabilities
Derivatives:
Forward exchange contracts	3,411	—	3,411	—
Interest rate swap agreements	2,555	—	2,555	—
Currency swap agreements	15,091	—	15,091	—
Currency option agreements	¥5,343	¥—	¥5,343	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

Available-for-sale securities –

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.　In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprised forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets measured at fair value on a nonrecurring basis for the six and three months ended September 30, 2009 were as follows:

Assets and liabilities measured at fair value on a nonrecurring basis for the six and three months ended September 30, 2010 were immaterial.

	Millions of yen
	For the six months ended September 30, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	¥16,456	¥—	¥—	¥16,456	¥4,776

	Millions of yen
	For the three months ended September 30, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level 1 *1	Level 2 *2	Level 3 *3
Assets
Real estate	¥16,456	¥—	¥—	¥16,456	¥4,776

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Real estate –

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down by its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified as Level 3.

Real estate in the table above includes real estate transferred from inventories to property, plant and equipment as a result of a change in use after measuring fair value.

5. Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments –

Sales and operating revenue:

	Millions of yen
For the six months ended September 30	2009	2010

Regional communications business -
Customers	¥1,682,317	¥1,693,466
Intersegment	255,346	242,768

Total	1,937,663	1,936,234

Long distance and international communications business -
Customers	564,052	561,740
Intersegment	52,412	50,839

Total	616,464	612,579

Mobile communications business -
Customers	2,123,513	2,116,873
Intersegment	22,294	21,279

Total	2,145,807	2,138,152

Data communications business -
Customers	476,044	471,905
Intersegment	58,242	63,897

Total	534,286	535,802

Other -
Customers	152,182	155,083
Intersegment	373,164	358,206

Total	525,346	513,289
Elimination	(761,458)	(736,989)

Consolidated total	¥4,998,108	¥4,999,067

	Millions of yen
For the three months ended September 30	2009	2010

Regional communications business -
Customers	¥848,503	¥856,699
Intersegment	128,425	122,431

Total	976,928	979,130

Long distance and international communications business -
Customers	281,121	283,603
Intersegment	27,259	26,250

Total	308,380	309,853

Mobile communications business -
Customers	1,050,220	1,039,317
Intersegment	10,833	9,591

Total	1,061,053	1,048,908

Data communications business -
Customers	236,196	238,578
Intersegment	27,990	32,851

Total	264,186	271,429

Other -
Customers	79,179	81,957
Intersegment	184,962	183,998

Total	264,141	265,955
Elimination	(379,469)	(375,121)

Consolidated total	¥2,495,219	¥2,500,154

Segment profit or loss:

	Millions of yen
For the six months ended September 30	2009	2010

Operating income (loss):
Regional communications business	¥50,698	¥85,789
Long distance and international communications business	51,236	41,985
Mobile communications business	482,325	528,572
Data communications business	36,873	26,568
Other	6,861	26,089

Total	627,993	709,003
Elimination	18,777	17,955

Consolidated operating income	¥646,770	¥726,958

	Millions of yen
For the three months ended September 30	2009	2010

Operating income (loss):
Regional communications business	¥34,622	¥44,258
Long distance and international communications business	26,344	20,802
Mobile communications business	231,955	289,503
Data communications business	15,631	12,468
Other	(4,313)	15,447

Total	304,239	382,478
Elimination	16,760	4,826

Consolidated operating income	¥320,999	¥387,304

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2009 and 2010.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2009 and 2010 were ¥122,283 million and ¥122,346 million, respectively. Such amounts charged to income for the three months ended September 30, 2009 and 2010 were ¥63,905 million and ¥64,137 million, respectively.

7. Financial instruments:

To manage the foreign exchange risk associated with overseas investments, NTT Group entered into forward exchange contracts and call option agreements for the three months ended September 30, 2010. These derivatives are not designated as hedging instruments as they are intended for investments relating to business combinations. Details of the overseas investments mentioned above are described in Note 9.

Derivatives designated as hedging instruments are not disclosed, since the amounts are immaterial.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and September 30, 2010 were as follows:

	Millions of yen
	March 31, 2010	September 30, 2010

Forward exchange contracts	¥8	¥144,491
Interest rate swap agreements	80,000	80,000
Currency swap agreements	293	—
Currency option agreements	¥19,889	¥173,726

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the six months ended September 30, 2009 and 2010 were as follows:

		Millions of yen
For the six months ended September 30	Consolidated statements of income item	2009	2010

Forward exchange contracts	Other, net	¥(4)	¥(3,712)
Interest rate swap agreements	Other, net	(315)	(50)
Currency swap agreements	Other, net	—	(14)
Currency option agreements	Other, net	(2,389)	(3,791)

Total		¥(2,708)	¥(7,567)

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended September 30, 2009 and 2010 were as follows:

		Millions of yen
For the three months ended September 30	Consolidated statements of income item	2009	2010

Forward exchange contracts	Other, net	¥—	¥(3,096)
Interest rate swap agreements	Other, net	(93)	(43)
Currency option agreements	Other, net	(634)	(3,391)

Total		¥(727)	¥(6,530)

The fair value of derivatives not designated as hedging instruments and amounts recorded in the consolidated balance sheets at March 31 and September 30, 2010 were as follows. The fair value of derivative instruments was measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
Assets	March 31, 2010	September 30, 2010

Forward exchange contracts
Prepaid expenses and other current assets	¥—	¥5
Interest rate swap agreements
Other assets	14	—
Currency swap agreements
Prepaid expenses and other current assets	14	—

Total	¥28	¥5

	Millions of yen
Liabilities	March 31, 2010	September 30, 2010

Forward exchange contracts
Other (Current liabilities)	¥—	¥3,411
Interest rate swap agreements
Other (Current liabilities)	186	86
Other (Long-term liabilities)	485	621
Currency option agreements
Other (Current liabilities)	168	3,268
Other (Long-term liabilities)	1,384	2,075

Total	¥2,223	¥9,461

8. Contingent liabilities:

Contingent liabilities at September 30, 2010 for loans guaranteed amounted to ¥2,292 million.

At September 30, 2010, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at GBP 2,043 million. This acquisition is intended to increase competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure. The acquisition process is still ongoing after October 25, 2010, and NTT intends to make Dimension Data its wholly-owned subsidiary. This acquisition will be recorded in accordance with the acquisition method. It is expected that goodwill will be recorded on the consolidated balance sheets. However, as the initial accounting for the business combination has not been completed at the time of the announcement of these consolidated financial results, further details have not yet been disclosed.

At its Board of Directors’ meeting on October 21, 2010, NTT DATA CORPORATION (“NTT DATA”) entered into a cash merger agreement on October 29, 2010, with Keane International Inc. (“Keane International”), a U.S. based company, and Citigroup Venture Capital International Technology Holdings, LLC as Keane International’s shareholder representative, pursuant to which Keane International merged with Knight Subsidiary Corporation (“Knight Corporation”), a consolidated subsidiary of NTT DATA, and became a wholly-owned subsidiary of NTT DATA. In this merger, Keane International is the surviving corporation and Knight Corporation will be merged with Keane International. The shares of Knight Corporation that NTT DATA owns will be converted into shares of Keane International, and the shares of Keane International owned by its other shareholders will be converted into rights to exchange those shares to cash. This merger will enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. The financial effect on the results for the current fiscal year is under review.

Other than the events above, the resolution regarding the cancellation of treasury stock is noted in Note 3.